

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2010

Kevin G. Wills
Executive Vice President and Chief Financial Officer
Saks Incorporated
12 East 49th Street
New York, New York 10017

     Re: Saks Incorporated
              Form 10-K for the Fiscal Year Ended January 30, 2010
              Filed March 18, 2010
              Definitive Proxy Statement on Schedule 14A
              Filed May 7, 2010
              Form 10-Q for the Fiscal Period Ended May 1, 2010
              Filed June 2, 2010
              File No. 001-13113

Dear Mr. Wills:

     We have completed our review of your filings and do not have any further comments at this time.

                            Sincerely,

                            H. Christopher Owings
                            Assistant Director